                                MASTER AGREEMENT

     This Master Agreement (the "Agreement") is entered into on this 19th day of
June 2000 by and among:

     Fenlex Nominee Services Limited, as sole trustee of Mediterranean  Overseas
Trust, a trust organized under the laws of the Republic of Malta (hereinafter, together with its affiliated nominees to be designated, collectively "MOT") duly represented by Tonio Fenech acting in the capacity of the Managing Director for the Trustee;

     Teton Petroleum Company, a corporation duly organized and existing under the laws of the State of Delaware, USA and listed on the Toronto Stock Exchange
(hereinafter "Teton"), duly represented by Mr. Howard Cooper acting in the capacity of the President;

     Goltech Petroleum LLC, a limited liability company organized and existing under the laws of the State of Texas, USA (hereinafter "Goltech") duly represented by Mr. Howard Cooper acting in the capacity of the President.

     MOT, Teton and Goltech (hereinafter collectively referred to as "Parties"
and individually as a "Party") agree that this Master Agreement shall set forth the terms and principles of cooperation of the Parties in respect to the Project
(as defined below) and other matters described below and that provisions of other agreements and contracts to be entered into by the Parties in the course of such cooperation shall be in conformity and consistent with the provisions hereof, all as more particularly provided herein.

     WHEREAS Goltech, as a wholly owned subsidiary of Teton, owns 70.59% of the voting shares of Goloil, a Russian Closed Joint Stock Company ("Goloil");

     WHEREAS Goloil conducts exploration and production of hydrocarbons on oil fields of the Yeguriakh licensed area located in the Khanty-Mansiysk Authonomous
Okrug, Russia ("Licensed Area") pursuant to the License XMH-10467 HP registered on June 19 1997 ("License") and is active in such operations and sales of hydrocarbons produced from the Licensed Area;

     WHEREAS the Parties agree that substantial additional investment is needed for drilling additional exploration and exploitation wells on the Licensed Area and for construction of necessary transportation and other infrastructure and facilities for the successful development of the oil fields of the Licensed Area and profitable production and marketing of hydrocarbons there from
(collectively, the "Project");

     WHEREAS MOT is willing to assist in the restructuring of the Project by procuring and financing the construction of the Oilfield Facilities (as defined below), and is further willing to provide additional financing for and participate in the restructuring of Goltech and Goloil;

     NOW, THEREFORE, The Parties agree as follows:

1.        Membership Interest in Goltech.

1.1 Subject to the terms and conditions of an Issuance and Purchase Agreement to be entered into by the relevant Parties, in consideration for the payment by MOT of USD 1,000,000 (one million United States Dollars) to Goltech, Goltech agrees to grant, Teton agrees to approve, and MOT agrees to acquire (or cause its affiliate nominee to acquire) a 50% membership and equity interest in Goltech, provided that on or before the effective date of the Issuance and Purchase
Agreement ("Effective Date"), Goltech's Regulations and other organizational documents are effectively amended, to the satisfaction of MOT in its entire discretion to reflect:

         1.1.1 that the membership of MOT in Goltech carries general managerial and decision-making powers, and the management of Goltech and Goloil shall be structured and the appointment of the relevant officers shall be effected so as to ensure such managerial and decision making powers of MOT, subject to conditions set forth below, for a period until the
         Recovery Date (as defined in Clause 2.7 below);

         1.1.2 that MOT will have the right to appoint 50% of the managers of
         Goltech, including the general manager, with the remaining 50% to be appointed  by the other owners of Goltech, and that MOT's appointees will have full legal and judicial representation of Goltech, subject only to the approval by all of the other Members of Goltech of major decisions, such major decisions to be limited to:

        (a) Liquidation or reorganization, including without limitation  merger, spin off, split off or other form of reorganization;

        (b) sale or other form of disposition of shares or ownership interests;

        (c) sale or other form of disposition of receivables, including for the avoidance of doubt, the loans to Goloil;

        (d) distribution and/or re-investment of profits;

        (e) modification of terms and conditions of the Oilfield Development
            Agreement (as defined below);

        (f) any other decision which causes substantial changes to the capital structure of Goltech such as raising new equity or borrowing funds;
            and

        (g) Decision on voting at the General Meeting of Shareholders or at the meeting of the Board of Goloil on any of the matters listed in subclauses (a) through (f) above.

         1.1.3 that all expenditures by Goltech to be as per the approved budget to be set by the Managers of Goltech, inclusive of remuneration to be granted to the officers of Goltech (if any), with managers nominated by
         MOT or its affiliate nominee having primary bank account operation powers, subject to Teton's right to receive full information on such bank account operations and all other fiscal matters; and

         1.1.4 that Goltech's involvement in the Project will be managed by officers nominated by MOT, with the participation of the
         representatives of Teton in accordance with mutually agreed Restated
         Regulations of Goltech.

Upon completion of the matters set forth in this Clause 1.1, or within 7 days from the execution hereof, whichever is later, MOT shall make an advance payment, toward the Leasing Company's obligations to Goloil to be incurred under the Oilfield Development Agreement mentioned below, equal to USD 250,000.00 to be deposited in Goloil's bank account at ABN Amro in Moscow for settlement of operational activities of Goloil. This amount can be structured in a way that is most tax efficient for the Parties.

1.2 The capital investment referred to in Clause 1.1 shall be by way of loan and equity investment, the debt/equity ratio of which will be determined by reference to the debt/equity ratio pursuant to which Teton has made investments into Goltech, so that the investment of MOT into Goltech, for purposes of the distributions to be made pursuant to Clause 1.4 below, shall be pari passu with that of Teton. The Parties shall take all necessary actions so that the funds mentioned in Clause 1.1 shall be invested by no later than six days after all actions have been taken that are legally necessary to permit an equity investment of USD one million by Goltech into Goloil. At such time, the investment shall first be made into a Goltech bank account to be established by
MOT in Malta, such funds to be used for the further purposes of making an equity investment into Goloil; provided, that if the actions that facilitate the above investment as equity in Goloil as set forth herein have not occurred by 31
December 2000, MOT shall loan or otherwise arrange the contribution of such amount to Goloil via Goltech within 30 days thereafter.

1.3 The Parties hereby recognize and confirm that the total aggregate investment
(capital and loans) made by or arranged by Teton into Goltech prior to the date hereof is at least $2,350,000.00. The exact amount of Teton's investment into
Goltech shall be subject to confirmation and agreement by the Parties in good faith in connection with the due diligence undertaken by MOT pursuant to Clause
4.2 of this Agreement, failing which the amount set forth above ($2,350,000)
shall be deemed to be the amount of Teton's investment prior to the date hereof for determining the proportions of each of the Party's investments in this
Clause 1.3. The Parties agree that all revenues of Goltech shall be applied first to repaying the total investments made by Teton and MOT, in proportion to the aggregate amounts so invested by Teton and MOT in Goltech. Such repayments shall be made to each of such parties by Goltech, together with an interest rate

(from the date of the respective investments in each case) of three month LIBOR, plus 3%. After full repayment of such investments, any revenues of Goltech shall be distributed between its participants in proportion to their respective participation shares in Goltech (which immediately after the completion of the transactions described in this Clause 1 shall be 50% to Teton and 50% to MOT, or its affiliate nominee), unless otherwise agreed by Teton and MOT. The Parties agree to adopt a dividend policy for Goltech that will, if possible, result in such investments and interest being repaid in two years from the date of the investment by MOT.

1.4 If the Parties mutually agree on the basis and terms for such exchange,
Teton and MOT may elect to affect an exchange of MOT's interest in Goltech for common stock of Teton at some point in the future. Any such exchange would be made on the basis of valuations performed by non-interested experts, and would be subject to the approval of the Parties and the Boards of Directors of Teton.

1.5 Teton shall indemnify and hold harmless Goltech, MOT and its affiliate nominees from any losses, damages, debts, claims, suits, or other actions which may be brought forward by any creditor of Teton in respect of any loan or other obligation of Teton, including obligations affecting assets of Goltech or
Goloil. Without prejudice to the generality of the foregoing, it shall be a condition precedent to any obligation of MOT or its nominees pursuant to this
Agreement that any existing agreement, including but not limited to that certain
Note Amendment Agreement, Partial Release of Security Interest and Assignment of
Net Proceeds dated 12 May 2000 entered into between Teton and certain third parties are amended or otherwise restructured as to release Goltech and Goloil and their respective assets from any burden or encumbrance whatsoever, and shall generally be consistent with the contractual relationships being created pursuant to this Agreement. Notwithstanding the above condition precedent terms, and solely by way of accommodation in order to assist Goloil in meeting existing obligations, MOT agrees to proceed with the payments of $250,000.00 and
$500,000.00 contemplated by Clauses 1.1 and 2.2, respectively, pursuant thereto.

2. Additional Investment

2.1 MOT hereby agrees and undertakes to provide, or to cause their affiliate nominee to provide additional investment into the Project in the form described below in this Clause 2. Such investment shall be in amount sufficient for the implementation of the Project in accordance with the oilfield development program to be prepared by MOT and notified to Teton by July 31, 2000, provided that up to $5,600,000 shall be invested in drilling of no less than 5 (five)
additional wells in the Licensed Area, completion of construction of the pipeline for transportation of hydrocarbons from the Licensed Area, and such other operations as may be provided in the said oilfield development program.

2.2 The Parties agree that such additional investment shall be made through an oilfield development and leasing arrangement, the terms and conditions of which shall be set forth in the Oilfield Development Agreement to be entered into by
Goloil and a party nominated by MOT for this purpose (the "Leasing Company").
The Oilfield Development Agreement will be executed by such parties no later than July 1, 2000, failing which any Party shall have the right to terminate this Agreement by giving written notice to the other Parties, and any money theretofore paid by MOT shall be repaid out of a percentage of oil sales by
Goloil, marketed by MOT or its nominee pursuant to Clause 3.3. Pursuant to such
Oilfield Development Agreement, such party nominated by MOT will finance, construct, own, and lease to Goloil the additional wells as well as the pipeline and the infrastructure and facilities thereto appertaining ("Oilfield
Facilities"), in each case that are financed by the Leasing Company. As part of the consideration for this arrangement the Leasing Company shall acquire from
Goloil the existing portion of the pipeline owned by Goloil as part of the
Oilfield Development Agreement. Such acquisition shall be contemporaneous with the execution of the Oilfield Development Agreement, accompanied by a payment of
USD 500,000.00 to Goloil's bank account at ABN Amro in Moscow. All of such funds shall be transferred to Goloil and utilized by Goloil toward the discharge of obligations of Goloil, and otherwise for the development programme as determined in the judgment of MOT.

2.3 The Parties agree that the schedule of construction of Oilfield Facilities and transfer of the same into the use of Goloil pursuant to the terms of the
Oilfield Development Agreement shall be consistent with Goloil's present exploration and production obligations under the License and other mandatory prescriptions applicable to the Licensed Area presently or in the future.
Specifically, MOT will cause Goloil or the Leasing Company to:

         (a) execute a drilling contract by 30 September 2000 for the drilling of 5 wells on The License Area in accordance with the License with a contractor capable of carry out such activity; and

         (b) Substantially complete the pipeline on the License as required by the License by 31 December 2000.

2.4 The Parties agree that the Oilfield Development Agreement shall provide that
MOT Shall furnish evidence of its financial capability to carry out its financial obligations under this Agreement. Such evidence hall be in the form of confirmation from a financial institution(s) of portfolio investments held by MOT in an aggregate value in excess of MOT's obligations hereunder.

2.5 The Parties hereby agree that payment of leasing fees and any other compensation due from Goloil to the Leasing Company pursuant to the Oilfield
Development Agreement (except in cases of default as described in Clause 2.4 above) shall be made in kind by transfer of agreed amount of crude oil and other hydrocarbons produced from the leased facilities, such amount to constitute:

         (a) For the leased wells - 1/3 of the total  production from such wells financed by the Leasing Company (the "Lifted Oil"); and

         (b) For the use of the pipeline - 1/3 of Goloil's crude oil and/or other hydrocarbons transported through the pipeline, other than the Lifted Oil.

2.6 The Oilfield Development Agreement shall provide for the Leasing Company's obligation to furnish Goloil with accounting and other documentation and data as may be sufficient to monitor the amounts and quantities delivered under the
Leasing Agreement referred to in Clause 2.7 below, to enable both parties to monitor the obligations of each party hereunder.

2.7 The Parties hereby agree that all rights relating to the lease and the payment in kind through the transfer of the crude oil to MOT or its affiliate shall rearranged (as described in Clause 2.8 below) at a date in the future (the
"Recovery Date"). The Recovery Date shall be seven years from the Effective Date of the Leasing Agreement constituting a part of the Oilfield Development
Agreement covering the Second Stage of the Project as shall be defined in the latter, provided however, that if the above fractional portions of oil delivered to the Leasing Company under such arrangement in the aggregate fall below 80,000 tons per year, or if the market price of Ural (RDAM) oil blend per barrel as quoted by "Platt's Crude Oil Marketwire"on the export market shall fall below
USD 17 (without regard to the actual sales price of such crude oil), in each case averaged over the entire first 7 year period of the Leasing Agreement, the
Recovery Date shall be adjusted to a later date as is necessary to allow the
Leasing Company to receive additional quantities of crude oil to make up for the economic value of the shortfalls in such quantities or price. For the avoidance of doubt, the only remedy for a shortfall in the target quantities as set forth above shall be the extension of the Recovery Date, and the fractions of oil produced shall not change from those set forth in Clause 2.5.

2.8 The Parties agree that on the Recovery Date: (a) the Leasing Company shall merge into Goltech; or (b) 100% participation share in the Leasing Company shall be transferred to Goltech or (c) 100% shares in the Leasing Company shall be equally distributed between Teton and MOT or its nominee, or (d) any other action agreed by Teton and MOT or its nominee shall be effected so that the revenues of the Leasing Company are thereafter distributed between Teton and MOT or its nominee in proportion to their respective shares in Goltech. The Parties may agree, as the alternative to the above-described options to arrange for the transfer of the title and ownership rights to the Oilfield Facilities from the
Leasing Company to Goloil.

2.9 Any additional works and investment programmes to be undertaken on the
Licensed Area, either to comply with the License terms or otherwise, shall be subject to the mutual agreement of the Parties. For example, the Parties may decide to enter into a further oilfield development agreement, or arrange financing with a third party. However, the Leasing Company shall not, by virtue of its arranging financing on the agreed works become entitled to any further oil or consideration, except as may be mutually agreed.

2.10 In the event MOT or the Leasing Company default in their respective obligations to (1) contribute the funds as described in Clause 1, or (2) carry out the obligations with respect to the work programme to be established under the Oilfield Development Agreement, then all of the rights of MOT and the
Leasing Company with respect to the control of Goltech and Goloil shall be terminated, the Oilfield Development Agreement shall be terminated, and the right of MOT or its nominee to control the sales of crude oil from Goloil shall cease, all at the option of Teton to be exercised by written notice. Thereafter, the only rights that MOT or the Leasing Company shall have thereafter with respect to Goltech and Goloil will be (a) the rights to receive from Goltech the dividends specified in Clause 1.4 above (but only to the extent necessary to pay back the investment made therein, plus the interest rate specified), and (b) the right to receive (from the sale of oil in the percentages set out in Clause 2.5 above) in lieu of the quantity of oil for the period as set out therein, amounts that are equivalent in value to the sums that the Leasing Company has invested to the point that such default has occurred. For the avoidance of doubt, otherwise MOT and the Leasing Company shall forfeit their remaining rights in
Goltech, Goloil and pursuant to the Oilfield Development Agreement, and shall enter into such agreements, retransfers, or terminations as may be necessary to give full effect to the foregoing.

3. Operation of Goloil

3.1 The capital investment of MOT or its affiliate nominee made into Goltech as referred to in Clause 1.1 hereof shall be used for operations and payables of
Goloil, and primarily for the improvement and stabilization of the legal and financial status of Goloil. The amount so invested shall be applied in the manner, which is the most efficient; provided that it should be invested into
Goloil as soon as possible, but in all events no later than the date set forth in Clause 1.2.

3.2 The day-by-day management of business of Goloil shall be conducted in accordance with the Charter of Goloil by the Management Board. During the period referred to in Clause 1.1.1 above, the members of the Management Board shall be nominated by MOT or its nominee and shall be appointed to their positions in accordance with the procedure set forth in the Charter of Goloil. As soon as possible after the date hereof, the Parties, or their respective representatives, shall take all action as may be necessary to:

         (a) Amend the Charter of Goloil, register the increase and the shares to be issued, and take other action as may be legally necessary to carry out the purposes and intents of this Agreement so that the charter capital increase contemplated by Clause1 from Goltech into
         Goloil can be effected;

         (b) Place MOT's representatives on the Board of Goloil so that for the period that Goloil has only 7 directors, 3 shall be MOT's
         representatives and 1 shall be Teton's representative (who shall at all times vote according to the directions of MOT), and if the Board can be increased to 9 members, 5 shall be MOT's representatives and
         2 shall be Teton's representatives;

         (c) Vote together so as to implement the provisions of this Agreement, the  Oilfield Development Agreement and any other agreements in furtherance hereof.

3.3 Sales of hydrocarbons produced by Goloil shall be done by MOT or its nominee and conducted on fair commercial terms consistent with previous practice of
Goloil so as to ensure that Goloil receives the highest price possible under the circumstances, and that the revenues of Goltech from its participation in Goloil
(whether through distribution of dividends by Goloil, or increase of the market value of shares of Goloil owned by Goltech, or otherwise) are commensurate to the level of return reasonably expected under the existing economic conditions.
All available cash generated from operations, subject to reasonable operational needs, shall be paid in the form of dividends or repayment of loans from Goloil to Goltech as soon and efficiently as possible.

4.  Conditions

4.1 The obligations of the Parties, respectively, as contemplated by this
Agreement, are in all respects conditional upon the following matters:

         (a)      Each Party being given full access to all the relevant records relating to the other Parties. The Parties agree that they, and their representatives shall not disclose any information so furnished without the consent of the furnishing Party;

         (b)      There not being any objection put forward by any relevant
                  authority in connection with the finality and purpose of this
                  Agreement and the transactions contemplated herein;

         (c)      The completion of the agreements contemplated hereby,
                  including the amendment of Goltech's regulations, and other organizational documents to reflect the matters stipulated hereinabove;

         (d)      No governmental agency or regulatory body or any other
                  person or organization having instituted any action, suit or investigation  which restrains, prohibits or otherwise
                  challenges the completion and performance of the transactions contemplated in this Agreement; or threatened to take any
                  action as a result of or in anticipation of the transactions contemplated in this agreement; or proposed or enacted any statute or regulation which would prohibit, materially
                  restrict or materially delay implementation of the
                  transactions contemplated by this Agreement.

4.2 MOT and its representatives shall have the right to conduct a full due diligence review of the activities, accounts, contracts, capital, payables, receivables, oil sales, production, exploration, assets, liabilities, and other facets of the businesses of Goltech, Goloil and Teton for a period until 24 July
2000. Without limiting the foregoing, Teton shall provide to MOT a detailed list of its liabilities and obligations. In the event that such due diligence reveals events, circumstances, facts or other matters which breach the representations and warranties set forth herein, reveal any material liabilities of Goloil,
Goltech or Teton, or matters that materially adversely affect the rights of MOT hereunder, or under any agreement executed and delivered in connection herewith, then MOT may terminate this Agreement, and thereupon the provisions of Clause
2.10 shall apply as if MOT had breached this Agreement. Thereupon, each Party shall take such actions, deliver such instruments and otherwise undertake such operations as necessary to give effect to the foregoing.

5. Representations and Warranties

5.1 Teton and Goltech each hereby represent and warrant to MOT that:

         (a) Goloil is a closed joint stock validly existing under the laws of the Russian Federation; Goltech is a company with limited liability duly incorporated and validly existing under the laws of Texas, having its own legal personality and with power to own its assets and carry on business as now being conducted;

         (b) Goloil and Goltech have not incurred or assumed any liabilities or entered into any commitment or transaction  except as has already been disclosed to MOT.

         (c)  Goltech is the legal owner of a 70.59% shareholding interest in
         Goloil, and does not have any other assets or liabilities whatsoever, other than those that will be discharged in connection with the implementation of this Agreement or that have been disclosed to MOT.

         (d) Subject to the disclosures made to MOT, they are not aware of any subsisting event, fact or circumstance that would render the extraction and commercialization of oil from the Licensed Area in a viable and economic manner, and in the manner contemplated by this Agreement.

         (e) The audited accounts of each of them that have been most recently delivered to MOT, and that will be delivered to MOT, have been prepared in accordance with  the respective accounting standards indicated in such statements, and present a true and fair view of  the financial condition of the relevant company as at that date.

         (f) So far as they are aware, no fact has been disclosed to MOT nor has any circumstance arisen since the date that such information was furnished to MOT which renders such information untrue or misleading in any respect and which, if  undisclosed, would be likely to adversely affect the decision of a person considering  whether to enter into this
         Agreement.

         (g) Between the date of execution of this Agreement and the date on which the due diligence is to be completed, each of them agree that they will severally forthwith disclose in writing to MOT any event or circumstance which may arise or become known to either of them which would be a breach of this Clause 5 or which constitutes a breach of or is materially inconsistent with any of the warranties or which might make any of them inaccurate or misleading or which has or is likely to have an adverse effect on the financial position or prospects of
         Goltech or Goloil or which is otherwise material to be known by a purchaser for value of shares or an investor in Goltech or Goloil.

5.2      Each Party represents and warrants to the other Parties that:

         (a)  The entry into and performance of this Agreement and the transactions contemplated hereby and thereby do not conflict with any applicable law or official requirement; or any of their constitutional documents; or any agreement or document to which each or any of them is a party or which is binding upon it or any of its assets, and will not result in the creation or imposition of (or enforcement of) any security interest on any of its assets pursuant to the provisions of any agreement or document, save as provided herein.

         (b) No event has occurred which constitutes a default under or in respect of any agreement or document to which each or any of them it is a party or by which it may be bound  and no event has occurred which, with the giving of notice, lapse of time, determination of materiality or other condition might constitute a default under or in respect of any such agreement or document.

         (c) All official consents and all other consents and other matters, official or otherwise, required in connection with the entry into and performance by each or any of them and the validity and enforceability against them of this Agreement and the transactions contemplated hereby and thereby  have been or will be obtained or effected and are in full force and effect and there has been no default in the performance of any of the terms and conditions thereof.

         (d) There is no litigation, arbitration or administrative proceedings against them, which is current, or pending, or, to its knowledge, pending which has not been disclosed to the other Parties before the signing hereof.

         (e) They each have full power and authority to execute and deliver this
         Agreement; the transactions contemplated hereby and have taken all necessary action to authorize the entry into and performance of each of them in accordance with the terms thereof;

         (f) This Agreement and the transactions contemplated hereby and thereby constitute each of their legal, valid and binding obligations enforceable in accordance with their respective terms in Malta, the
         Russian Federation as well as the United States of America, as applicable.

         (g)  During the term of this Agreement, each Party (and their affiliates, including the Leasing Company and its affiliates) shall provide prompt notice of any interest by a third party in investing in or financing for the Project, Goltech or Goloil, together with all terms, conditions and other details of the interest of such third party and the status of the  negotiations and structure of any such arrangement that may be entered into in connection with such financing or investment.

5.3 MOT represents and warrants to Teton and Goltech, that it has the funds necessary to carry out the terms and conditions of this Agreement, that they will comply, or cause their affiliates or nominees to comply, with all applicable laws, rules, regulations, orders or ordinances that may be necessary to carry out the terms of this Agreement and any agreement necessary for the implementation thereof. Following the execution hereof, MOT shall furnish information regarding MOT as Teton shall reasonably request.

6. Confidentiality

6.1 Each party shall take all proper steps to keep confidential all information of the other which is disclosed to or obtained by it pursuant to this Agreement, and will not divulge the same to any third party and will allow access to the

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same only to its senior executives, not below manager grade, and its professional advisers on a "need to know" basis, except to the extent that any information becomes public through no fault of that party.

6.2  Notwithstanding the termination of this Agreement for whatever reason the obligations and restrictions in this clause shall survive such termination for a period of 7 years from the date of such termination.

7.  Entire Agreement

7.1 This Agreement and its schedules, together with the various agreements to be entered into as provided herein, including without limitation the Oilfield
Development Agreement, contains the entire agreement among the Parties relating to the subject matter of this Agreement and shall supersede any and all promises, representations, warranties, undertakings or other statement whether written or oral made by or on behalf of one party to the other of any nature whatsoever or contained in any document given by one party to the other.

8. Execution and Variations

8.1 This Agreement may be executed by the parties hereto in separate counterparts and any single counterpart or set of counterparts executed and delivered, in either case, by all the Parties shall constitute a full and original agreement for all purposes.

8.2 This Agreement may not be released, discharged, supplemented, notated, interpreted, amended, varied or modified in any manner except by an instrument signed by a duly authorized officer or representative of each of the Parties hereto.

9. Successors and Assigns; No Change of Contact Person for MOT

9.1 This Agreement shall be binding on and ensure to the benefit of the Parties hereto and there respective successors and permitted assigns. None of the
Parties shall be permitted to assign, transfer or purport to assign or transfer any of their rights and/or obligations without the prior written consent of the other Parties.

9.2 If Zamir Abdullaev ceases to be the primary contact person in connection with the activities of MOT or its affiliates hereunder, or under the Oilfield
Development Agreement, Teton may, at its option terminate this Agreement and the
Oilfield Development Agreement with the same effect as is provided in Clause 2.4 upon a default of MOT or its affiliated nominees.

10. Sever ability; Good Faith

10.1 Any term or provision in this Agreement, which is held invalid or unenforceable in any jurisdiction, shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such unenforceability in any

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jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction. In such circumstances, the parties shall enter into good faith negotiations to amend such provision in such a way that, as amended, it is valid and legal and to the maximum extent possible carries out the original intent of the parties as to the point or points in question.

10.2 Each of the Parties hereto agrees with the other to do all things reasonably within their power, which are necessary or desirable to give effect to the spirit and letter of this Agreement. If any governmental authority, or any other authority, takes any action, or refrains from taking any action, such that it becomes clear that the transactions contemplated in this Agreement will not be capable of fulfillment, the Parties shall confer and co-operate together in order to seek out alternative methods or structures that can be legitimately utilized to achieve the same finality hereof.

11. Further Assurances

11.1 The Parties agree and undertake from time to time, to execute any additional documents and do any other acts or things, which may be necessary or desirable to reach and achieve the purposes of this Agreement. The parties further agree and undertake to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement as expeditiously as practicable, including, without limitation, the performance of such further acts or the execution of any additional instruments or documents as may be necessary to obtain any governmental permits, approvals, licenses or waivers required for reaching the objects of this Agreement and the transactions contemplated hereby.

11.2 For the avoidance of any doubt, and without prejudice to the generality of the forgoing, in the event that any Party receives advice from US or Russian counsel that the structure of the transactions contemplated herein should be altered in order to better attain the finality or effectiveness hereof, the parties hereto agree and undertake to execute such amendatory documents or otherwise as shall reasonably be requested by the affected Party.

12. Governing Law and Arbitration

12.1 This Agreement shall be governed by, and its terms shall be construed and interpreted in accordance with English law. All disputes relating to this
Arbitration shall be resolved by arbitration pursuant to the Rules of
Arbitration of the International Chamber of Commerce. Such arbitration shall involve a panel of three arbitrators, shall take place in London and shall be conducted in the English language. The arbitration decision shall be final and binding upon the Parties and judgment upon the award may be entered in any court having jurisdiction over the Party against which enforcement is sought. Fees and expenses associated with arbitration (including the cost of such arbitration)
under this Clause will be paid by the nonprevailing Party. Fees and expenses associated with the enforcement of arbitral awards shall be paid by the Party against whom that enforcement is sought.

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IN WITNESS WHEREOF the authorized representatives of the Parties have signed this document on the day first stated above.

For Fenlex Nominee Services Limited,
As Trustee for Mediterranean Overseas Trust

By:      ____________________
Name:    ____________________
Title:   ____________________

For Teton Petroleum Company

By:      ____________________
Name:    ____________________
Title:   ____________________

For Goltech Petroleum LLC

By:      ____________________
Name:    ____________________
Title:   ____________________